                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No.2)

                    Under the Securities Exchange Act of 1934

                               A.T. CROSS COMPANY
                                (Name of Issuer)

                      Class A Common Stock, $1.00 Par Value
                         (Title of class of securities)

                                    227478104
                                 (CUSIP number)

                                December 31, 2004
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             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                  [   ]    Rule 13d-1(b)
                  [   ]    Rule 13d-1(c)
                  [X]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

                 (A fee is not being paid with this statement.)

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     1) Name of Reporting Person. Edward P. Pieroni

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     2) Check the Appropriate box if a Member of a Group (See Instructions).

     (a) |_| (b) X

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     3) SEC Use Only......................................

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     4) Citizenship or Place of Organization. United States

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Number of              (5)  Sole Voting Power:  None
Shares Beneficially    (6)  Shared Voting Power:  726,000 (1,628,400 if Class B common
Owned By               stock beneficially owned is converted to Class A common stock)
Each Report-           (7)  Sole Dispositive Power:  None
ing Person             (8)  Shared Dispositive Power: 726,000 (1,628,400 if Class B
With                   common stock beneficially owned is converted to Class A common
                       Stock)
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     9) Aggregate Amount Beneficially Owned by Each Reporting Person.  1,628,400
(assumes  conversion of all  outstanding  Class B common stock to Class A common stock and exercise of all options exercisable within 60 days).

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     10) Check if the Aggregate  Amount in Row (9) Excludes  Certain Shares (See
Instructions). Not applicable.

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     11)  Percent of Class  Represented  by Amount in Row 9. 11.6%  (based  upon
13,174,034 Class A shares  outstanding and assumes conversion of all outstanding
Class B common  stock  to  Class A common  stock  and  exercise  of all  options exercisable within 60 days held by Reporting Person).

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     12) Type of Reporting Person (See Instructions). IN

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     1) Name of Reporting Person. John B. Costello

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     2) Check the Appropriate box if a Member of a Group (See Instructions).

     (a) |_| (b) X

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     3) SEC Use Only......................................

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     4) Citizenship or Place of Organization. United States

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Number of              (5)  Sole Voting Power:  None
Shares Beneficially    (6)  Shared Voting Power:  726,000 (1,628,400 if Class B common
Owned By               stock beneficially owned is converted to Class A common stock)
Each Report-           (7)  Sole Dispositive Power:  None
ing Person             (8)  Shared Dispositive Power: 726,000 (1,628,400 if Class B
With                   common stock beneficially owned is converted to Class A common
                       Stock)

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     9) Aggregate Amount Beneficially Owned by Each Reporting Person.  1,628,400
(assumes  conversion of all  outstanding  Class B common stock to Class A common stock and exercise of all options exercisable within 60 days).

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     10) Check if the Aggregate  Amount in Row (9) Excludes  Certain Shares (See
Instructions). Not applicable.

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     11)  Percent of Class  Represented  by Amount in Row 9. 11.6%  (based  upon
13,174,034 Class A shares  outstanding and assumes conversion of all outstanding
Class B common  stock  to  Class A common  stock  and  exercise  of all  options exercisable within 60 days held by Reporting Person).

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     12) Type of Reporting Person (See Instructions). IN

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     1) Name of Reporting Person. W. Russell Boss, Jr., Trust A dtd 12/27/67

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     2) Check the Appropriate box if a Member of a Group (See Instructions).

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     (a) |_| (b) X

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     3) SEC Use Only......................................

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     4) Citizenship or Place of Organization. United States

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Number of               (5)  Sole Voting Power:  726,000 (1,628,400 if Class B common
Shares Beneficially     stock beneficially owned is converted to Class A common stock)
Owned ByEach Report-    (6) Shared Voting Power: None
ing Person              (7)  Sole Dispositive Power:  726,000 (1,628,400 if Class B common
With                    stock beneficially owned is converted to Class A common stock)
                        (8)  Shared Dispositive Power: None

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     9) Aggregate Amount Beneficially Owned by Each Reporting Person.  1,628,400
(assumes  conversion of all  outstanding  Class B common stock to Class A common stock and exercise of all options exercisable within 60 days).

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     10) Check if the Aggregate  Amount in Row (9) Excludes  Certain Shares (See
Instructions). Not applicable.

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     11)  Percent of Class  Represented  by Amount in Row 9. 11.6%  (based  upon
13,174,034 Class A shares  outstanding and assumes conversion of all outstanding
Class B common  stock  to  Class A common  stock  and  exercise  of all  options exercisable within 60 days held by Reporting Person).

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     12) Type of Reporting Person (See Instructions). OO

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Item 1(a).        Name of Issuer.
                  A.T. Cross Company.

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Item 1(b).        Address of Issuer's Principal Executive Offices.
                  One Albion Road, Lincoln, Rhode Island 02865.

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Item 2(a).        Name of Person Filing.
                        (i)      Edward P. Pieroni
                        (ii)     John B. Costello
                        (iii)    W. Russell Boss, Jr., Trust A dtd 12/27/67

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Item 2(b).        Address of Principal Business Office.

                  (i), (ii), (iii)  One State Street
                                    Suite 200
                                    Providence, RI 02908

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Item 2(c).        Citizenship.
                  (i), (ii), (iii)  United States.

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Item 2(d).        Title of Class of Securities.
                  Class A Common Stock, $1.00 Par Value.

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Item 2(e).        CUSIP Number.
                  227478104

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Item 3.           Not applicable.

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Item 4.           Ownership.

The securities reported on herein are held in trust by the W. Russell Boss, Jr.,
Trust A dtd 12/27/67  for which  Edward P.  Pieroni and John B.  Costello act as co-trustees.*

     (a) Amount Beneficially Owned.

          726,000 shares of Class A Common Stock.

          902,400  shares which may be acquired by  conversion of Class B Common
     Stock.

          (b) Percent of Class. The shares of Common Stock beneficially owned by the W.  Russell  Boss,  Jr. Trust A dtd 12/27/67 of which Edward P. Pieroni and  John B.  Costello  act as  co-trustees  represent  11.6%  (based  upon
     13,174,034  Class  A  shares  outstanding  and  assumes  conversion  of all outstanding  shares of Class B common stock to an equal number of shares of
     Class A common  stock).  (c)  Number of shares of Common  Stock as to which
     Edward P. Pieroni has:

               (i) sole power to vote or to direct the vote: None.

               (ii)  shared  power  to  vote  or to  direct  the  vote:  726,000
          (1,628,400 if all Class B shares are converted to Class A shares).

               (iii) sole power to  dispose  or to direct  the  disposition  of:
          None.

               (iv)  shared  power to dispose or to direct the  disposition  of:
          726,000  (1,628,400  if all Class B shares  are  converted  to Class A shares).

          (d) Number of shares of Common Stock as to which John B. Costello has:

               (i) sole power to vote or to direct the vote: None.

               (ii)  shared  power  to  vote  or to  direct  the  vote:  726,000
          (1,628,400 if all Class B shares are converted to Class A shares).

               (iii) sole power to  dispose  or to direct  the  disposition  of:
          None.

               (iv)  shared  power to dispose or to direct the  disposition  of:
          726,000  (1,628,400  if all Class B shares  are  converted  to Class A shares).

*Russell A. Boss also serves as a co-trustee of the W. Russell Boss, Jr. Trust A dtd 12/27/67.  His beneficial ownership has been reported in a separate Schedule
13G  filing.

          (d) Number of shares of Common Stock as to which the W. Russell  Boss,
     Jr. Trust A dtd 12/27/67 has:

               (i) sole power to vote or to direct the vote:  726,000 (1,628,400 if all Class B shares are converted to Class A shares).

               (ii) shared power to vote or to direct the vote: None

               (iii)  sole  power  to  vote  or  to  direct  the  vote:  726,000
          (1,628,400 if all Class B shares are converted to Class A shares).

               (iv)  shared  power to dispose or to direct the  disposition  of:
          None
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Item 5.           Ownership  of Five  Percent  or  Less of a  Class.
                  Not applicable.

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Item 6.           Ownership of More than Five Percent on Behalf of Another Person.
                  Not applicable.

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Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
                  Holding Company or Control Person.
                  Not applicable.

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Item 8.           Identification and Classification of Members of the Group.
                  Not applicable.

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Item 9.           Notice of Dissolution of Group.
                  Not applicable.

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Item 10.          Certification.
                  Not applicable.

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     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Date:    February 4, 2005           /s/ Edward P. Pieroni
                                        -----------------------------
                                        Edward P. Pieroni

Date:    February 4, 2005           /s/ John B. Costello
                                        ------------------------------
                                        John B. Costello

Date:    February 4, 2005           W. Russell Boss, Jr., Trust A dtd 12/27/67

                                            By:/s/ Edward P. Pieroni
                                                -----------------------
                                            Name:  Edward P. Pieroni
                                            Title: Co-Trustee

JOINT FILING AGREEMENT

In accordance with Rule 13d-1 (f)(1) under the Securities  Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached  statement on Schedule 13G and to all  amendments to such statement and that such  statement and all  amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 4,
2005.

Date:    February 4, 2005           /s/     Edward P. Pieroni
                                        ------------------------------
                                            Edward P. Pieroni

Date:    February 4, 2005           /s/     John B. Costello
                                        -------------------------------
                                            John B. Costello

Date:    February 4, 2005           W. Russell Boss, Jr., Trust A dtd 12/27/67

                                            By:/s/ Edward P. Pieroni
                                        --------------------------------
                                            Name:  Edward P. Pieroni
                                            Title: Co-Trustee